KRONES

02 NOV 12 AM 8:41

82-3871

KRONES AG Böhmerwaldstraße 5 D-93068 Neutraubling

Securities and Exchange Commission
Mr. Paul M. Dudek
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.

USA - Washington, D. C. 20549

SUPPL

KRONES AG
Böhmerwaldstraße 5
D-93068 Neutraubling

FI Konzernrechnungsl./Steuern
Gabriele Allmeier
Telefon ++49(+9401) 70-2882
Telefax ++49(+9401) 70-3205
allmeier.gabriele@krones.de

28.10.2002

02055926

Report for the 3rd quarter of 2002

Dear Mr. Dudek,

enclosed please find

1 copy of the report of the 3rd quarter of 2002.

If you have any questions, please contact Graf Castell-Rüdenhausen, Phone ++49(+9401)70 32 58.

Kind regards

KRONES AG

i. A.

Gabriele Allmeier

Gabriele Allmeier

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

<u>Enclosure</u>

dlw 11/15

Report for the 3rd quarter of 2002



KRONES' growth continues above budget through the 3rd quarter of 2002

One year after the appalling terrorist attacks and the concomitantly adverse effects on the entire global economy, KRONES bucked the general downtrend to stay on course for expansion against international competition, and further upgrade its leading-edge status. The group's long-term strategic refocus, in conjunction with high capacity utilisation and further efficiency enhancements in our design and production operations, driven by enthusiastically motivated staff, has enabled us to exceed our ambitious sales and earnings targets for the third year in succession, improving on the high figures of the previous like-for-like periods, despite a less-than-easy business environment worldwide.

Order bookings still rising as planned

The demand for KRONES products rose once again during the first nine months of this year. Order bookings in the KRONES Group were up by 17.3 % for this period, from € 878.5 m to € 1,030.4 m. On 30 September 2002, the group's orders on hand, including secondary business, totalled € 669.1 m (30.09.2001: € 634.6 m, + 5.4 %).

Consolidated sales up by around 16 %

In line with expectations, KRONES successfully increased its consolidated sales from January to September 2002 by 15.7 % to reach € 981.1 m (January to September 2001: € 848.2 m), despite a stagnating economy worldwide. The KRONES Group's global focus is underlined by the proportion of export sales, which is more than 77 %. Sales growth was achieved in Germany, the rest of Europe, and the Asia/Pacific region, plus North America.

Sales KRONES Group by segments in € m	30.09.02	30.09.01	Change
■ Total consolidated sales	981.1	848.2	15.7 %
■ Beverage production	102.3	90.8	12.7 %
■ Packing and palletising	104.9	89.2	17.6 %
■ Product filling and dressing	773.9	668.2	15.8 %



1000
900
800
700
981
848
710
00
01
02

Sales development
in million €
3rd quarter 2000 to 2002

Consolidated earnings with an overproportional rise

Boosted by increased sales and enhanced productivity levels, consolidated earnings showed an overproportional increase.

Earnings after taxes KRONES Group by segments in € m	30.09.02	30.09.01	Change
■ Total consolidated earnings	43.8	36.7	19.3 %
■ Beverage production	2.8	2.4	16.7 %
■ Packing and palletising	4.2	3.1	35.5 %
■ Product filling and dressing	36.8	31.2	17.9 %



50
40
30
20
43.8
36.7
27.0
00
01
02

Group profit
in million € (after tax)
3rd quarter 2000 bis 2002

KRONES' stock resists the general downtrend

In the final month of the third quarter, the stock markets went into a steep decline. By 30 September, the MDAX was more than 36 % down on the beginning of the year. The KRONES stock, too, was not unaffected by the general trend. The price of the ordinary share fell by a mere 6.6 % during this year's first nine months, with the preference share down by around 13 %. Thus the KRONES shares have held up very well amid the overall slump, reflecting investors' confidence in our stable corporate policy. Currently (22.10.2002), the price of the preference shares has recovered to just under +6.6 % and that of the ordinary shares to almost +7.5 % compared to the beginning of the year.

Capital expenditure at a continuingly high level

Only by continual investment and expansion can KRONES maintain its leading-edge status. In the first 9 months of this year, KRONES invested € 40.7 m (preceding year: € 40.8 m). Capital expenditure focused principally on the group's manufacturing and production facilities for packaging machinery (KETTNER GmbH) and on upsizing its production capacities for the future-friendly PET market at the plant in Neutraubling.

STEINECKER GmbH awarded European Environment prize
EU Commission's accolade for the Merlin® wort boiling system

With its resource-economical Merlin® wort boiling system, STEINECKER GmbH, a subsidiary of KRONES AG, has crucially improved the factors of product quality, cost-efficiency, and eco-compatibility in this, the most energy-intensive stage of beer production. For this achievement, the Merlin® process was awarded the 2002 European Environment Prize on 3 October. This, Europe's most prestigious environmental prize, honours companies which have successfully integrated the principle of sustainable development into their business operations, and serve as a role model for others.

Payroll slightly up – personnel productivity significantly higher

The steeper growth in sales contrasts with a smaller rise in the group's work-force. On 30 September 2002, the KRONES Group was employing 8,511 people (preceding year: 8,304 = + 2.5 %), 7,338 of them in Germany and 1,173 at our subsidiaries abroad. The underproportional growth in the workforce is attributable to increased productivity and the responsible approach embraced by all our staff.

Research and development

The development of new products and processes, plus the purposeful enhancement and improvement of our existing product range, serve to consolidate our position as market leader, and extend our technological edge.

Outlook

Innovation and responsibility, quality-awareness and creativity are our watchwords in everything we do. Quality and dependability as the foundations for a perfect symbiosis of economy, ecology and performance, together with our highly motivated and superbly qualified staff, guarantee the success of our corporate strategy, and secure our technological lead, thus further upgrading our leading-edge status.

The budgeted growth in consolidated sales (preceding year: € 1,165 m sales) will be comfortably achieved with the orders currently on hand for the 2002 business year as a whole. The net income (preceding year: € 50.3 m) is expected to show an overproportional rise. Despite the less-than-easy macro-economic environment, we are confident that by pursuing our strategic thrust the group will continue to perform well during 2003.

Selected corporate data of the KRONES Group
1 January to 30 September 2002

	2002	2001	
	1.1. to 30.9.	1.1. to 30.9.	Change
	Mio. €	Mio. €	%
Sales	981.1	848.2	15.7 %
Earnings	43.8	36.7	19.3 %
Earnings per share (in €)	4.16	3.48	19.3 %
EBIT	77.3	62.2	24.3 %
Cash flow	70.1	61.4	14.2 %
Order bookings	1,030.4	878.5	17.3 %
Orders on hand (30.09.)*	669.1	634.6	5.4 %
Capital expenditure	40.7	40.8	-0.2 %
Employees (30.09.)			
In Germany	7,338	6,929	5.9 %
Worldwide	8,511	8,304	2.5 %

* incl. secondary business (spare parts and erection work)

Profit and loss account of the KRONES Group
1 January to 30 September 2002

	2002	2001	
	1.1. to 30.9.	1.1. to 30.9.	Change
	Mio. €	Mio. €	%
Sales revenues	981.1	848.2	15.7 %
Change in inventories	-15.2	12.1	-225.6 %
Aggregate operating performance	965.9	860.3	12.3 %
Cost of materials consumed	-386.6	-349.9	10.5 %
Gross income	579.3	510.4	13.5 %
Personnel expenses	-335.5	-313.7	6.9 %
Other income/expenses	-140.2	-109.8	27.7 %
Depreciation on fixed assets	-26.3	-24.7	6.5 %
Financial result	0.9	1.6	-43.8 %
Earnings from ordinary business activities	78.2	63.8	22.6 %
Taxes on income	-34.4	-27.1	27.0 %
Earnings after taxes	43.8	36.7	19.3 %

KRONES AG
Corporate Communications
Hermann Graf Castell
Böhmerwaldstraße 5

Telephone: 0 94 01/70 32 58
Fax: 0 94 01/70 34 96
E-mail: investor-relations@krones.de